Exhibit 99.1

February 26, 2021

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our earlier letter dated October 13, 2020 informing that Wipro has signed a definitive agreement to acquire Eximius Design, a leading engineering services company with strong expertise in semiconductor, software and systems design.

In continuation to the aforesaid letter, this is to inform that the said acquisition has been completed.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary

Registered Office: Wipro Limited T : +91 (80) 2844 0011 Doddakannelli F : +91 (80) 2844 0256 Sarjapur Road E : info@wipro.com Bengaluru 560 035 W : wipro.com India C : L32102KA1945PLC020800